EXHIBIT 11.1
CARRIAGE SERVICES, INC.
COMPUTATION OF PER SHARE EARNINGS
(unaudited and in thousands, except per share data)
     Earnings per share for the three and six months ended June 30, 2008 and 2009 is calculated based on the weighted average number of common and common equivalent shares outstanding during the periods. The following table sets forth the computation of the basic and diluted earnings per share for the three and six months ended June 30, 2008 and 2009, in thousands except for earnings per share:

	Three months		Six months
	ended June 30,		ended June 30,
	2008	2009	2008	2009
Net income from continuing operations	$43	$2,034	$3,298	$4,388
Net income from continuing operations allocated to non-vested share awards	(1)	(22)	(77)	(119)
Preferred stock dividend	(3)	(4)	(3)	(7)

Undistributed earnings from continuing operations available to common stockholders	39	2,008	3,218	4,262
Loss from discontinued operations	(1,426)	—	(1,391)	—

Undistributed earnings (loss) available to common stockholders	$(1,387)	$2,008	$1,827	$4,262

Weighted average number of common shares outstanding for basic EPS computation	19,000	17,119	18,938	17,235
Effect of dilutive securities:
Stock options	408	202	417	136
Non-vested share awards	159	58	159	39

Weighted average number of common and common equivalent shares outstanding for diluted EPS computation	19,567	17,379	19,514	17,410

Basic earnings (loss) per common share:
Continuing operations	$—	$0.12	$0.17	$0.25
Discontinued operations	(0.07)	—	(0.07)	—

Net income (loss)	$(0.07)	$0.12	$0.10	$0.25

Diluted earnings (loss) per common share:
Continuing operations	$—	$0.12	$0.17	$0.25
Discontinued operations	(0.07)	—	(0.07)	—

Net income (loss)	$(0.07)	$0.12	$0.10	$0.25

     Effective January 1, 2009, the accounting for unvested share-based payment awards included in the calculation of earnings per share has changed. Share-based awards that contain nonforfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are now participating securities and included in the computation of both basic and diluted earnings per share. Our grants of restricted stock awards to our employees and directors are considered participating securities and we have prepared our current period earnings per share calculations and retrospectively revised our prior period calculations to include outstanding unvested restricted stock awards in the basic weighted average shares outstanding calculation. In addition, we have adjusted our net income from continuing operations used in the earnings per share calculations to exclude net income allocated to these un-vested restricted stock awards. For the three and six months ended June 30, 2009, there was no material impact to basic and diluted earnings per share.
     Non-vested share awards of 259,000 shares were not included in the computation of diluted earnings per share for the three and six months ended June 30, 2008 and 258,000 were not included in the computation of diluted earnings per share for the three and six months ended June 30, 2009, because the share awards exercise prices exceeded the average market price of the Company’s common stock during the period and, therefore, the effect would be antidilutive.
     Options to purchase 21,000 and 46,000 shares were not included in the computation of diluted earnings per share for the three and six months ended June 30, 2008, because the share awards exercise prices exceeded the average market price of the Company’s common stock during the period and, therefore, the effect would be antidilutive.
     Options to purchase 281,000 and 664,000 shares were not included in the computation of diluted earnings per share for the three and six months ended June 30, 2009, because the options contained exercise prices that exceeded the average market price of the Company’s common stock during the period and, therefore, the effect would be antidilutive.
     The convertible junior subordinated debentures due in 2029 are convertible into 4.6 million shares of common stock and is not included in the computation of diluted earnings per share because the effect would be antidilutive.